Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

May 3, 2022

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 277 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 277”)

Dear Ms. Brutlag:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, January 25, 2022, with respect to Amendment No. 277. Amendment No. 277 was filed on December 13, 2021 and included disclosure with respect to the SPDR MarketAxess Investment Grade 400 Corporate Bond ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 277.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 277. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 277.

Prospectus

1.	Comment: Please provide the Fund’s ticker symbol.

Response: The Fund’s ticker symbol is LGIQ.

2.	Comment: Please provide a completed draft of the Fund’s fee table and example information at least one week prior to effectiveness.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The completed fee and example tables are included in Appendix A to this correspondence.

3.	Comment: Please confirm that “Concentration Risk” is a non-principal, rather than principal, risk of the Fund.

Response: The Registrant believes the current placement of the “Concentration Risk” discussion is appropriate. Because the Fund’s strategy is to track the Index, the Fund’s assets may be concentrated in a particular industry or group of industries, but only to the extent the Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time. The Registrant notes that disclosure is included in the “Principal Risks of Investing in the Fund” section related to the financial sector, which represented a significant portion of the Index as of April 30, 2022.

4.	Comment: Please disclose in the principal strategy the average weighted maturity of the Fund’s portfolio.

Response: The Fund does not hold itself out as maintaining a certain average weighted maturity with respect to its portfolio. Because the average weighted maturity of the Index and, therefore, the Fund’s portfolio may vary at any particular time, including the average weighted maturity of the Fund’s portfolio as of a certain date may be confusing when read at a later date. As a result, the Registrant has not included the requested disclosure.

5.	Comment: If the index provider is inexperienced, please include corresponding risk disclosure.

Response: The Registrant has included the following as a principal risk of the Fund:

Less Experienced Index Provider Risk: The Index was created by and is owned and maintained by the Index Provider. The Index Provider has a limited history of experience as an index provider, which may create additional risks for investing in the Fund. There is no assurance that Index data, Index computations or Index construction will be free from error, or that any such errors will be identified and corrected in a timely manner or at all.

6.	Comment: Please revise the disclosure in the “Portfolio Management” section to indicate the month and year when each portfolio manager began managing the Fund.

Response: The Registrant believes the current disclosure describing the portfolio managers’ service with the Adviser is consistent with Item 5(b) of Form N-1A. Item 5(b) states the following: “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.”

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.09%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.09%
Less contractual fee waiver[2]	(0.02)%
Net annual Fund operating expenses	0.07%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.
[2]

SSGA Funds Management, Inc. (the “Adviser”) has contractually agreed to waive a portion of its management fee and/or reimburse certain expenses, until May 11, 2023, so that the net annual Fund operating expenses, before application of any fees and expenses not paid by the Adviser pursuant to the Investment Advisory Agreement, if any, will be limited to 0.07% of the Fund’s average daily net assets. The contractual fee waiver does not provide for the recoupment by the Adviser of any fees the Adviser previously waived. The Adviser may continue the waiver and/or reimbursement from year to year, but there is no guarantee that the Adviser will do so and the waiver and/or reimbursement may be cancelled or modified at any time after May 11, 2023. This waiver and/or reimbursement may not be terminated prior to May 11, 2023 except with the approval of the Fund’s Board of Trustees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects the Fund’s contractual fee waiver and/or expense reimbursement only in the periods for which the contractual fee waiver and/or expense reimbursement is expected to continue. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$7	$27